SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Results of the 33rd Annual General Meeting of Shareholders

On March 15, 2018, LG. Display Co., Ltd. held its 33rd Annual General Meeting of shareholders for the fiscal year 2017. All of the following four agenda items for approval were approved as originally proposed.

1.	Approval of Consolidated & Separate Financial Statements of Fiscal Year 2017.

(Cash Dividend per share KRW 500)

2.	Appointment of Directors. *

3.	Appointment of Audit Committee Member. *

4.	Approval of Remuneration Limit for Directors in 2018.

*	Details of Directors:

Name: Sung Sik Hwang (Outside Director / Audit Committee Member)

Date of birth: July, 1956

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: Vice President of Samil PwC Korea, President of Samchully

Present position: Outside Director of LG Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Byungho Lee (Outside Director)

Date of birth: July, 1964

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: Head of Electrical and Computer Engineering, Seoul National University

                    Vice President, Optical Society of Korea

Present position: Professor, Electrical and Computer Engineering, Seoul National University

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Sang Beom Han (Standing Director)

Date of birth: June, 1955

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: Head of TV Business Unit, LG Display

Present position: CEO & President, LG Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

*	Details of Audit Committee Member:

Name: Sung Sik Hwang (Outside Director / Audit Committee Member)

Date of birth: July, 1956

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: Vice President of Samil PwC Korea, President of Samchully

Present position: Outside Director of LG Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 15, 2018	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President